Cybin Achieves Research and Development Milestones Ahead of Projected Timelines
-- Completion of Adelia milestones marks promising path toward clinical drug development --
TORONTO, CANADA – September 20, 2022 – Cybin Inc. (NEO:CYBN) (NYSE AMERICAN:CYBN) (“Cybin” or the “Company”), a biopharmaceutical company focused on progressing “Psychedelics to TherapeuticsTM”, announced that it has successfully achieved its research and development milestones that helped to build and progress its innovative pipeline of investigational psychedelic therapeutics ahead of projected timelines. These milestones were set forth in the acquisition agreement of Adelia Therapeutics Inc. in December 2020. The achievement of these milestones has supported Cybin’s transition from a discovery- to clinical-stage development organization in less than two years.
“It is extremely gratifying that we have been able to progress our ambitious R&D pipeline – from discovering new drug candidates to entering the clinic – ahead of our projected schedule,” said Doug Drysdale, Chief Executive Officer of Cybin. “Our clinical development work continues in earnest, and with each day we get closer to our goal of creating new psychedelic-based treatments for mental health conditions and potentially improving the patient and therapist experience across multiple indications. Our commitment to bringing these important and new potential treatments to patients in need and delivering value to all our stakeholders is unwavering.”
The milestones focused on bringing Cybin’s psychedelic programs from the lab to the clinic. As Cybin has advanced its research and development pipeline, these milestone achievements have contributed to discovering potential new drug formulations and delivery methods, creating clinical protocols for psychedelic compounds, and most recently, supporting clinical-stage development of the Company’s CYB003 and CYB004 programs for major depressive disorder and anxiety disorders, respectively. The Company’s team of scientists remains focused on advancing its CYB003 and CYB004 programs and discovering new and proprietary psychedelic-based assets for other serious conditions, including neuroinflammation and psychiatric disorders.

“Less than two years ago, we laid out a comprehensive blueprint for bringing forward investigational new drug candidates derived from psychedelic compounds. To achieve these milestones ahead of projected timelines is truly remarkable,” said Alex Nivorozhkin, Ph.D., Cybin’s Chief Scientific Officer.
Cybin’s Research and Development team has completed over 200 in vitro and in vivo preclinical studies to support the Company’s expanding portfolio of investigational psychedelic compounds. To date, these important discoveries have led to one granted U.S. patent and a strong and growing intellectual property portfolio across 6 patent families.
“Our accomplishments are a testament to the dedication of our outstanding industry-leading team. We look forward to advancing our work in treating mental health conditions and discovering new potential treatment options for other areas of unmet need,” said Michael Palfreyman, Ph.D., Chief R&D Officer of Cybin.
About Cybin
Cybin is a leading ethical biotechnology company, working with a network of world-class partners and internationally recognized scientists, on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. The Company is focused on progressing Psychedelics to Therapeutics by engineering proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.
Cautionary Notes and Forward-Looking Statements
Certain statements in this press release constitute forward-looking information. All statements other than statements of historical fact contained in this press release, including, without limitation, statements regarding Cybin’s future, strategy, plans, objectives, goals and targets, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “plan”, “continue”, “will”, “may”, “would”, “anticipate”, “estimate”, “forecast”, “predict”, “project”, “seek”, “should” or similar expressions or the negative thereof, are forward-looking statements. Forward looking statements in this news release include statements regarding the Company’s development of innovative drug delivery systems, novel formulation approaches and potential treatment regimens for psychiatric disorders and Adelia’s proprietary development strategy and development of medicinal psychedelics to address unmet medical needs.
These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the COVID-19 pandemic on the Company's operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in the Company's management's discussion and analysis for the three months ended June 30, 2022 and the Company's annual information form for the year ended March 31, 2022, which are available under the Company's profile on www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.
Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.
Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved nor disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.
Investors & Media:
Leah Gibson
Vice President, Investor Relations & Strategic Communications
Cybin Inc.
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Gabriel Fahel
Chief Legal Officer
Cybin Inc.
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